ELEMENTAL ROYALTY ANNOUNCES NORMAL COURSE ISSUER BID

June 11, 2026 - Denver, Colorado: Elemental Royalty Corporation (TSX: ELE, NASDAQ: ELE) ("Elemental" or the "Company") is pleased to announce that it has filed Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") with the Toronto Stock Exchange (the "TSX") and intends to transact the NCIB through the facilities of the TSX, the Nasdaq Capital Market ("Nasdaq"), other designated exchanges and/or alternative trading systems in Canada and the United States or by such other means as may be permitted under applicable securities laws during the term of the NCIB.

Pursuant to the NCIB, Elemental may, during a 12-month period commencing June 15, 2026, and ending June 14, 2027, purchase up to 3,222,537 common shares in the capital of the Company (the "Shares"), being up to 5% of Elemental's issued and outstanding Shares as at June 4, 2026.

The Board of Directors of Elemental believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of Elemental's royalty portfolio, cash flow profile and growth prospects. Accordingly, Elemental believes that the NCIB provides an additional capital allocation tool and that purchasing its Shares may represent an appropriate and desirable use of corporate funds and an opportunity to enhance shareholder value.

The average daily trading volume ("ADTV") of the Company's Shares on the TSX for the period from April 7, 2026, to June 4, 2026, as calculated in accordance with TSX rules, was 43,645 Shares.  Accordingly, purchases made through the facilities of the TSX will be subject to a daily purchase limit of 10,911 Shares, representing 25% of the ADTV, subject to certain permitted exceptions under TSX rules for larger block purchases. In addition to purchases made through the facilities of the TSX, the Company intends to purchase Shares through the facilities of the Nasdaq and other designated exchanges and/or alternative trading systems in Canada and the United States as part of its NCIB, subject to applicable securities laws and exchange requirements. Given that the substantial majority of the Company's trading volume is conducted on Nasdaq, the Company expects that the majority of repurchases under the NCIB will be made through the facilities of Nasdaq.

The price that Elemental will pay for any such Shares will be the prevailing market price at the time of acquisition. The number of Shares which may be purchased pursuant to the NCIB, and the timing of any such purchases, will be determined by the Company's management. Purchases under the NCIB will be made from time to time by Raymond James Ltd. (the "Broker") on behalf of Elemental. All Shares purchased pursuant to the NCIB will be returned to treasury for cancellation. Elemental has not purchased any of its Shares in the previous 12-month period.

In connection with the NCIB, Elemental intends to enter into an automatic share purchase plan (the "Plan") with the Broker to allow for purchases of the Shares during "blackout" or "closed" periods under Elemental's stock trading policy. Such purchases would be at the discretion of the Broker on parameters established by Elemental prior to any blackout or closed period. The Plan may be terminated by Elemental or the Broker in accordance with its terms and will otherwise terminate on the expiry of the NCIB.

A copy of the notice filed with the TSX may be obtained by any shareholder of the Company without charge by contacting the Company.

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

TSX: ELE | NASDAQ: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker symbol "ELE".

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements with respect to the purchase of Shares under the NCIB and the enhancement of shareholder value as a result thereof, the implementation of the Plan, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions; the absence of control over the mining operations from which Elemental will receive royalties; risks related to international operations, government relations and environmental regulation; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of any pandemic or epidemic; economic uncertainties created by the war in Ukraine and hostilities in the middle-east including the military conflict in Iran; the possibility that future exploration, development or mining results will not be consistent with Elemental expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; cybersecurity threats, security breaches and hacks; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the Nasdaq, nor the TSX or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com